October 1, 2014
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549
Re:	Take-Two Interactive Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003

Dear Mr. Gilmore:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the Company”) Form 10-K for the fiscal year ended March 31, 2014, filed May 14, 2014 (the “Form 10-K”), as contained in the letter, dated September 18, 2014 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2014
Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 78

1.            We note from your response to prior comment 2 that you do not provide hosting for the game play functionality of your game franchises and you are not required to provide support to the companies that provide the hosting; however your response did not address any implicit obligations to game players. Please tell us what consideration was given to ongoing performance obligations to players of Grand Theft Auto V and NBA 2K14. Describe the company-specific criteria you considered in evaluating the significance of online functionality, such as multiplayer, similar to the analysis you provided for prior comments 8 and 9 in your response letter dated March 13, 2009. Also, describe any significant differences in the online play capabilities, such as multiplayer, of these titles compared to previous titles released under these franchises.

Response:
The Company has both explicit and implicit performance obligations to game players which include providing certain online functionalities such as multiplayer, leaderboard tracking and matchmaking. In determining the significance of the online functionality of its Grand Theft Auto V and  NBA 2K14 games, the Company considered the criteria that was identified in comment 9 of our response letter dated March 13, 2009, and we recognize that the level of online gameplay activity has increased and that we have incurred higher costs than in the past associated with the development of online functionality, however based on our marketing efforts we do not believe that online functionality was the primary driver of consumer demand.  Notwithstanding, we believe that our performance obligations, including the online functionality, have been substantially satisfied when the game was delivered to the consumer or in the case of Grand Theft Auto V, when Grand Theft Auto Online (which provides the multiplayer functionality) was made available on October 1, 2013.  As further described below, any ongoing postcontract support obligation was determined by us to be incidental to the overall functionality of the games.
For our NBA 2K14 release, the most significant change to the online functionality of this game compared to previous titles released under this franchise is the customers’ ability to purchase virtual goods which we addressed in our August 14, 2014 response. Substantially all of the online functionality was embedded in the core game that was initially purchased by the consumer, including multiplayer, which was designed to be played through peer-to-peer networking whereby a user’s own console hosts game play functionality.  The Company does provide certain postcontract customer support which is similar to what we provided in prior titles released under the NBA franchise and includes: statistics tracking score keeping, leaderboard tracking and matchmaking services. None of these ongoing obligations either individually or collectively require significant Company resources nor are they essential to the overall functionality of the game. As a result and consistent with previous title releases, we determined these to be incidental deliverables to the overall product offering.
On September 17, 2013, the Company released Grand Theft Auto V and at the time of release the multiplayer functionality was not made available. As a result, since the Company had not delivered this functionality, nor could it obtain any vendor-specific objective evidence of fair value for this deliverable, all of the revenue attributable to Grand Theft Auto V was deferred until access was granted to Grand Theft Auto Online on October 1, 2013 at which time we determined any remaining implicit obligations were de minimis. The most significant changes to the online functionality compared to Grand Theft Auto IV is that Grand Theft Auto V through Grand Theft Auto Online i) allows consumers to purchase virtual goods, which we addressed in our August 14, 2014 response letter, ii) includes certain additional features that allow game players to make minor customizations to their game play experience utilizing the assets that are already within the game (e.g. customized races) and does not involve coding of new software and iii) provides unspecified new content, that was not intended to change the core functionality and was determined to be perfunctory. Notwithstanding, substantially all of the online functionality, including multiplayer, was delivered upon the release of Grand Theft Auto Online, which was available for download to a game player’s console. The online functionality was also designed to be played through peer-to-peer networking whereby a user’s own console hosts game play functionality. In addition, the Company did provide certain postcontract customer support following the release of Grand Theft Auto Online which includes: progress saving, statistics tracking and photo sharing.  This type of support is similar to what was provided for Grand Theft Auto IV, does not require significant company resources and to date represents less than 3% of total game development costs. As a result, we determined these to be incidental deliverables to the overall product offering.

The Company has identified and evaluated what we consider to be our performance obligations to consumers. Some of these obligations have changed based on new online features of our games which were addressed above, while others, such as multiplayer functionality, have not changed significantly from previous title releases under the same franchise. Nevertheless, the Company believes that its performance obligations have been satisfied as we continue to consider such online services to be incidental to the intellectual property, graphics, environment, storyline and game play offered in our software products, and a de minimis deliverable based on the low cost to provide such services. Online functionality has been and continues to be an emerging aspect of the overall game playing experience and the Company will continue to closely monitor how it evolves including how and when it is delivered and the extent of postcontract support that is required following each new title release and if warranted, will modify its revenue recognition accounting policy accordingly.

Item 11. Executive Compensation, page 58 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed July 28, 2014)
Compensation Discussion and Analysis, page 29

2.            We refer to our prior comment 17 in our February 27, 2009 letter and your related response, and note that you continue to identify only four named executive officers in your executive compensation discussion. As noted in our prior comment, Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please provide us with an updated analysis for how you determined that no other individual is an executive officer as defined by Rule 3b-7 of the Exchange Act such that disclosure would be required under Item 402 of Regulation S-K. In preparing your response, please note that the definition of executive officer under that rule includes any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company.

Response:
As of March 31, 2014, the last day of the most recently completed fiscal year of the Company, there were four individuals serving as executive officers of the Company: Strauss Zelnick, Karl Slatoff, Lainie Goldstein and Seth Krauss.  No other individual served as an executive officer of the Company during the fiscal year ended March 31, 2014 (“fiscal 2014”).  Within our management structure (which has not changed since the February 27, 2009 letter), no officer or employee other than our executive officers referred to above has any operational control or performs a policy-making function or has the authority to enter into significant contracts, prepare or manage budgets, make significant staffing decisions, or change strategic direction without the approval of those executive officers.  In determining the Company’s executive officers for fiscal 2014, the Company determined that all policy making functions were performed by Messrs. Zelnick, Slatoff and Krauss and Ms. Goldstein as the sole members of the executive management team during fiscal 2014, and that these same individuals, as the sole members of the executive management team, were in charge of all of the Company’s principal business units.  As such, the Company determined that no other individual qualified as an executive officer as defined by Rule 3b-7 for which Item 402 disclosure would have been required.

In addition, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer
cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)